SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                     Superior National Insurance Group Inc.
                                (Name of Issuer)

            Common Stock, No Par Value (Title of Class of Securities)

                                   00086822P1
                                 (CUSIP Number)



                             Mark A. Rosenbaum, Esq.
                            Stroock & Stroock & Lavan
                                7 Hanover Square
                            New York, New York 10004
                                 (212) 806-5400
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 19, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP No.  00086822P1


[ 1 ]    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TJS Partners, L.P.
- ----------------------------------------------------------------------------
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
[ 2 ]                                                              (a)  [   ]


                                                                   (b)  [   ]
- ----------------------------------------------------------------------------
[ 3 ]   SEC USE ONLY

- ----------------------------------------------------------------------------
[ 4 ]   SOURCE OF FUNDS*

        WC
- -----------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
[ 5 ]  ITEMS 2(d) OR 2(e)                                                 [   ]


- ---------------------------------------------------------------------------
[ 6 ]  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
- ---------------------------------------------------------------------------
   NUMBER OF       7   SOLE VOTING POWER          0
    SHARES     ------------------------------------------------------------
 BENEFICIALLY      8   SHARED VOTING POWER        396,950
   OWNED BY    ------------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER     0
  REPORTING    ------------------------------------------------------------
    PERSON       10    SHARED DISPOSITIVE POWER   396,950
     WITH
- ---------------------------------------------------------------------------
[ 11 ] AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        396,950
- ---------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ 12 ]                                                                [     ]

- ---------------------------------------------------------------------------
[ 13 ] PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.6%
- ---------------------------------------------------------------------------
[ 14 ] TYPE OF REPORTING PERSON*

        PN
- ---------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D/A

CUSIP No.  00086822P1

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TJS Management, L.P.
- -------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
| 2 |                                                             (a)   [   ]
|   |
|   |
|   |                                                              (b)   [   ]
|   |
- -------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
|   |
- -------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | OO
|   |
- -------------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)
|   |
|   |
- -------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   |
|   | New York
- -------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER          0
|    SHARES     ---------------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER        396,950
|   OWNED BY    ---------------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER     0
|  REPORTING    ---------------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER   396,950
|     WITH      |       |
- -------------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |    396,950
- -------------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
| 12|
|   |
|   |
- ------------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |  11.6%
- ------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |
|   |  PN
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No.  00086822P1

- -------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|   |
|   | TJS Corporation
- --------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
| 2 |                                                             (a)   [   ]
|   |
|   |
|   |                                                              (b)  [   ]
|   |
- -------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
|   |
- -------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | 00
|   |
- -------------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)
|   |
|   |
|   |
- -------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   |  Delaware
|   |
- -------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER          0
|    SHARES     ---------------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER        396,950
|    OWNED BY   ---------------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER     0
|  REPORTING    ---------------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER   396,950
|     WITH      |       |
- -------------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |  396,950
- -------------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
| 12|                                                                   [     ]
|   |
|   |
- -------------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |   11.6%
- -------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |
|   |   CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A


CUSIP No.  00086822P1

- -------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSON
|   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
| |   |
|
|   | Thomas J. Salvatore
- -------------------------------------------------------------------------------
|   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
| 2 |                                                              (a)  [   ]
|   |
|   |
|   |                                                               (b)  [   ]
|   |
- -------------------------------------------------------------------------------
| 3 | SEC USE ONLY
|   |
|   |
- -------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS*
|   |
|   | 00
|   |
- -------------------------------------------------------------------------------
|   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
| 5 | ITEMS 2(d) OR 2(e)
|   |                                                                    [   ]
|   |
- -------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
|   |
|   |
|   | USA
- -------------------------------------------------------------------------------
|   NUMBER OF   |    7  | SOLE VOTING POWER           0
|    SHARES     ---------------------------------------------------------------
| BENEFICIALLY  |    8  | SHARED VOTING POWER         396,950
|   OWNED BY    ---------------------------------------------------------------
|     EACH      |    9  | SOLE DISPOSITIVE POWER      0
|  REPORTING    ---------------------------------------------------------------
|    PERSON     |   10  | SHARED DISPOSITIVE POWER    396,950
|     WITH      |       |
- -------------------------------------------------------------------------------
| 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|   |
|   |  396,950
- -------------------------------------------------------------------------------
|   |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
|12 |                                                                  [    ]
|   |
|   |
- -------------------------------------------------------------------------------
| 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|   |
|   |  11.6%
- -------------------------------------------------------------------------------
| 14|  TYPE OF REPORTING PERSON*
|   |
|   |
|   |  IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          The Statement on Schedule 13D dated June 30, 1995 (the "Schedule 13D") which was filed on behalf of TJS Partners, L.P., TJS Corporation and Thomas J. Salvatore, with regard to their respective beneficial ownership of shares of Common Stock, no par value (the "Shares"), of Superior National Insurance Group, Inc., a California corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D/A relates to the Shares of the Company.

          The address of the Company's principal executive offices are located at 26601 Agoura Road, Calabasas, California 91302.

ITEM 2.  IDENTITY AND BACKGROUND.

          Item 2 is hereby amended and restated as follows:

          This Statement is being filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the "Filing Persons").

          Effective July 1995, pursuant to an amendment to the limited partnership agreement of the Partnership, TJS Management, L.P. substituted for TJS Corporation and Mr. Salvatore as the managing and sole general partner of the Partnership.

          (1) TJS PARTNERS, L.P. TJS Partners, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. The general partner of TJS Partners, L.P. is TJS Management, L.P. (see paragraph (1) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership".

          (2) TJS MANAGEMENT, L.P. TJS Management, L.P.'s principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. The general partners of TJS Management, L.P. are TJS Corporation and Mr. Salvatore (see paragraphs (3) and (4) below).

          (3) TJS CORPORATION. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. TJS Corporation's controlling stockholder is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (4) below).

          (4) THOMAS J. SALVATORE. Mr. Salvatore is a citizen of the United States of America, and his business address is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. His present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

          During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended to add the following thereto:

          Between June 30, 1995 (the date of the Schedule 13D) and the date hereof, the Partnership acquired an aggregate of 56,950 additional Shares for an aggregate purchase price (exclusive of commissions) of approximately $310,942.80. The source of funds for the purchase of such Shares was the working capital of the Partnership. The aggregate purchase price (exclusive of any brokerage commissions) of the 396,950 Shares owned beneficially by the Partnership as of the date of this statement was approximately $1,796,789.80.

ITEM 4.  PURPOSE OF THE TRANSACTION.

          Item 4 is hereby amended and restated as follows:

          The Partnership's intention for acquiring the Shares and its present intention for holding the Shares is for investment purposes. The Partnership may, depending upon market conditions and other factors, acquire additional Shares in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

          Except as set forth above, none of the Filing Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Company;

               (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

               (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

               (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended as follows:

          As of the date of this statement, the Partnership is the direct beneficial owner of 396,950 Shares, which constituted approximately 11.6% of the 3,430,373 Shares outstanding as of March 13, 1996, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and accounting for the one-for-four reverse split of the Shares effective May 25, 1995.

          TJS Management, L.P., in its capacity as general partner of the Partnership, and each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of TJS Management, L.P., may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Act of 1933, as amended) the 396,950 Shares owned by the Partnership. Each of such persons disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest in therein. In addition, each of such persons may be deemed to share with the Partnership the power to vote or direct the vote and to dispose or to direct the disposition of the Shares owned beneficially by the Partnership.

          Schedule A hereto describes transactions in the Shares effected during the past 60 days.

          Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          Item 6 is amended as follows:

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            July 9, 1996


                                         TJS PARTNERS, L.P.

                                           By: TJS MANAGEMENT, L.P., as
                                               General Partner


                                                  By: /S/ THOMAS J. SALVATORE
                                                      Thomas J. Salvatore, as
                                                      General Partner


                                         TJS MANAGEMENT, L.P.


                                           By:    /S/ THOMAS J. SALVATORE
                                                  Thomas J. Salvatore, as
                                                  General Partner


                                         TJS CORPORATION


                                           By:    /S/ THOMAS J. SALVATORE
                                                  Thomas J. Salvatore
                                                  President



                                         /S/ THOMAS J. SALVATORE
                                         Thomas J. Salvatore

                                                                    Schedule A


The following table sets forth certain information concerning the Shares purchased by the Partnership during the 60-day period preceding the date of the
Schedule 13D/A Statement to which this Schedule A is attached. All purchases were made through brokerage transactions on the American Stock Exchange.


                                                        Purchase Price
                                                        Per Share
                             No. of Shares              (Exclusive of
DATE OF PURCHASE             PURCHASED                  COMMISSIONS)

5/16/96                       13,750                     $6.50
5/17/96                        3,600                      6.50